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06007169

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Washington, D.C. 20549

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SEC MAIL RECEIVED APR 03 2006 WASH, D.C. 156 SECTION PROCESSING

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

AD 4/6

SEC FILE NUMBER
8- 15962

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROBERT BRANDT & CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 SANTA MONICA BLVD., SUITE 1115
(No. and Street)

LOS ANGELES	CALIFORNIA	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK A. MILLER, PRESIDENT (310) 444-9949
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROGERS, VINCENT P.
(Name – *if individual, state last, first, middle name*)

BERNARD KOTKIN & CO. LLP,	533 S. FREMONT AV., #802,	LOS ANGELES, CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

6/23/06

OATH OR AFFIRMATION

I, MARK A. MILLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROBERT BRANDT & CO., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

BEATA KULISH
Commission # 1470573
Notary Public - California
Los Angeles County
My Comm. Expires Feb 17, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robert Brandt & Co.
SUPPLEMENTARY INFORMATION

For Year Ending December 31, 2005

1. Computation of Reserve Requirements Pursuant to Rule 15c3-3

   Not applicable because the company is exempt under Rule 15c3-3 section (k)(2)(ii) "Exemptions"

2. Information Relating to Possession or Control Requirements under Rule 15c3-3

   Not applicable because the company is exempt under Rule 15c3-3 section (k)(2)(ii) "Exemptions"

March 17, 2006

NASD

Mark A. Miller
President
Robert Brandt & Co.
11111 Santa Monica Blvd., Suite 1115
Los Angeles, CA 90025

RE: December 31, 2005 Audited Financial Statements

Dear Mr. Miller:

This acknowledges receipt of the firm's 2005 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. A statement claiming exemption from Possession or Control under SEC Rule 15c3-3(k)(2)(ii); and,
2. A statement claiming exemption from Computing for Determination of Reserve Requirements pursuant to SEC Rule 15c3-3(k)(2)(ii).

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T.* We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Procedural Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **no later than March 31, 2006**. Questions may be addressed to Timothy Mosley, Compliance Examiner at (213)613-2696.

Sincerely,

Han T. Nguyen
Supervisor

Enclosure: Form X-17A-5 Part III Facing Page

cc: Cindy Wong, Assistant Regional Director, Securities and Exchange Commission
George Brenner, Certified Public Accountant

Los Angeles District Office
300 South Grand Avenue
Suite 1600
Los Angeles, CA
90071-3126

tel 213 229 2300
fax 213 617 3299
www.nasd.com